Writer’s Direct Dial: (212) 225-2038
E-Mail: skang@cgsh.com
September 13, 2005
BY HAND
(Confidential Correspondence)
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NCL Corporation Ltd. Registration Statement on Form F-4
Dear Mr. Webb:
     By letter dated September 8, 2005, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment with respect to the F-4 Registration Statement (the “Registration Statement”) confidentially submitted on August 26, 2005 by NCL Corporation Ltd. (the “Company”). This letter sets forth the Company’s response to the Staff’s comment.
     For convenience, we have reproduced below in italics the Staff’s comment and have provided the response immediately below the comment.
Condensed consolidated statements of cash flows for the six months ended June 30, 2004 and 2005
We note the disclosure in the “non-cash transactions” section of the statements of cash flows that the Company recorded $7.7 million in additional goodwill with a

Mr. Max A. Webb
September 13, 2005

corresponding increase of $6.7 million in additional paid-in-capital and $1.0 million in accrued expenses in other liabilities during the six months ended June 30, 2005. Please tell us and clearly explain in the Company’s financial statements the nature and terms of the transaction that resulted in recognition of goodwill during the period. If the recognition of this goodwill resulted from the June 28, 2005 appeal court ruling described in Note 6(xiii), please explain how the amount recognized as goodwill, paid in capital and as accrued expense was calculated or determined. Additionally, please explain whether any amount has been recognized for interest on the amount to be paid under this ruling and explain how any amount recognized was determined. Furthermore, if the goodwill recognized does relate to the appeal court ruling discussed in Note 6(xiii), please explain why you believe it is appropriate to reflect any required payments by the Company or its parent resulting from this ruling as a purchase price adjustment rather than as a charge to earnings. As outlined in paragraph 37 of SFAS No. 38, the existence of litigation for which no estimate can be made in advance of the disposition by a court does not extend the allocation period. Also, paragraph 4b of SFAS No. 38 indicates that the allocation period should usually not exceed one year from the consummation of a business combination. Please advise or revise as appropriate. We may have further comment upon receipt of your response.
Response:
The “non-cash transaction” section of the statements of cash flows discloses that the Company recorded $7.7 million in additional goodwill with a corresponding increase of $6.7 million in additional paid-in-capital and $1.0 million in accrued expenses in other liabilities during the six months ended June 30, 2005. Such amounts were recorded as a result of the ruling of the Oslo City Court (the “Appeal Court”). The $7.7 million in additional goodwill recorded by the Company related to amounts paid to the minority shareholders of NCLH and the amounts paid to the shareholders who are affiliates of Arrasas Limited and sold their shares to the Company in November 2000. The Company recorded the amount of $6.7 million as additional paid-in-capital since Star Cruises Limited (the Company’s parent) paid such amount directly to certain shareholders in connection with the ruling of the Appeal Court and the remaining $1.0 million was to be paid directly by the Company to the remaining shareholders but had not been paid as of June 30, 2005. This payment by the parent will be “pushed down” to the Company’s accounts under SAB Topic 5-J and 5-T and will be treated as a capital contribution by the parent. As a result, the Company recorded a liability in the amount of $1.0 million in the Company’s condensed consolidated balance sheet at June 30, 2005.
In addition, pursuant to the terms of the Appeal Court’s ruling, the Company recorded marketing, general and administrative expense related to the reimbursement of legal fees in the amount of $0.5 million and interest expense in the amount of $1.3 million in the statement of operations for the six months ended June 30, 2005. As a result of the ruling of the Appeal Court, Star Cruises Limited reimbursed the Company for the legal fees that the Company was required to pay in the amount of $0.5 million. Therefore, the Company recorded additional paid-in-capital in the amount of $0.5 million for the six months ended June 30, 2005.

Mr. Max A. Webb
September 13, 2005

The amount of interest recorded by the Company was calculated based on the Appeal Court’s ruling that interest would be calculated from November 30, 2000 until the date that the payment was made at an annual compounded rate of 5.5%.
As described in the Company’s response to comment 54 of the Commission’s letter dated December 17, 2004, the Company believes that additional consideration paid in connection with the ruling of the Appeal Court should be recorded as additional purchase price (an increase to goodwill). The Company believes that the payment of such additional purchase price in connection with the ruling of the Appeal Court is similar to amounts paid in situations where there are dissenters’ rights. The Company recorded the acquisition of the minority interest at the fair value cost paid to acquire the minority interest. In this case, the fair value paid to the minority interest was determined by the Appeal Court.
The Company notes that the additional consideration to the minority shareholders is based on the Appeal Court making a final determination of the fair value of the price of the shares at the time of the acquisition. The Company does not believe that this is litigation arising from the acquisition or the actions of the parties at that time, but rather a final determination of the fair value of the shares being purchased from the minority shareholders on the compulsory acquisition (this is similar to a statutory “squeeze-out” merger in the United States where the minority shareholders have dissenter rights to seek adjudication of fair value). Therefore, the Company believes that the guidance in FASB Statement No. 141 allows it to record the additional amounts paid to the other shareholders, if any, as additional consideration. Further, the Company notes that the payment was ultimately determined by final decision of the Appeal Court after the legal process was completed. It was not the result of a settlement between the parties to avoid the costs of future litigation.
In addition, the Company had a contractual agreement to pay additional consideration if certain future events occurred to the other shareholders who were not directly covered by the ruling of the Appeal Court. The Company believes that this is similar to contingent consideration under paragraphs 25-31 of FASB Statement No. 141. Since such additional amounts were not based on security prices or the provision of services, the payment of such additional amounts were treated as an additional cost of the acquired entity. Consistent with other aspects of FASB Statement No.141, the incremental purchase price was recorded at the time such amounts were finally determined.
The Company has added the following disclosure to Note 6 of the condensed consolidated financial statements for the six months ended June 30, 2005:
As a result of the ruling of the appeal court, the Company has recorded additional goodwill in the amount of $7.7 million at June 30, 2005 related to amounts paid to the minority shareholders of NCLH and the amounts paid to the shareholders who are affiliates of Arrasas who sold their shares to the Company in November 2000, as

Mr. Max A. Webb
September 13, 2005

discussed above. In addition, pursuant to the terms of the appeal court’s ruling, the Company recorded marketing, general and administrative expense related to the reimbursement of legal fees in the amount of $0.5 million and interest expense in the amount of $1.3 million in the statement of operations for the six months ended June 30, 2005. The Company also recorded additional paid-in capital of $7.1 million for the six months ended June 30, 2005 pursuant to the agreement with Star Cruises Limited to reimburse the Company for certain amounts that were ultimately paid to shareholders and the legal fees as a result of this matter.
* * *
     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned, Jeff Neurman or Seanna Garrison at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,
/s/ S.K. Kang
S.K. Kang

cc:
Jeff Jaramillo
Linda Curkel
Celeste Murphy
Hanna Teshome
     Securities and Exchange Commission
Bonnie Biumi
Lamarr Cooler
Mark E. Warren
     NCL Corporation Ltd.